FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              February 17, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Disposal of Bruce Power dated 14 February 2003



Closing of Disposal of Bruce Power and Huron Wind
14 February 2003


British Energy plc ("British Energy")
Closing of Disposal of Interest in Bruce Power Limited Partnership and Huron Wind Limited Partnership


The Board of British Energy announces that British Energy and certain of its subsidiaries have today closed the disposal of British Energy's entire 82.4% interest in Bruce Power Limited Partnership ("Bruce Power"). At Closing, British Energy received initial consideration of C$627 million (GBP250 million) after minor closing adjustments and a payment of C$51 million (GBP20 million) in recognition of the capital contribution paid by British Energy to Bruce Power on 30 December 2002.

This announcement is further to the Company's announcement of agreement on formal standstills and heads of terms with certain creditors made earlier today.



Contacts

Paul Heward +44 1355 262 201 (British Energy, Investor Relations)
Andrew Dowler +44 20 7831 3113 (Financial Dynamics, Media)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 17, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations